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April 20, 2007
Via Email
Ellie Quarles
Special Counsel
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-0305
Re:	Corning Natural Gas Corporation Preliminary Proxy Statement on Schedule 14A Filed April 9, 2007 SEC File No. 0-00643
Dear Ms. Quarles,
Our responses to the comments contained in your letter of April 19, 2007 to Corning Natural Gas Corporation’s Schedule 14A follow. For your convenience, we have repeated your comments before our response.
Certain Relationships and Related Transactions, page 31
Please provide us with support for the statements that Rich May requested that you enter into the notes in November 2006 rather than in October 2006, that “[a]t the time ... the prior board felt it had no choice but to issue the notes to retain Rich May’s representation” and that although you “attempted to discuss the matter with Rich May” it filed suit against Corning.
Corning suggests the paragraph in question be replaced with the following language:
In late October and November 2006, Rich May requested that we issue two notes to the firm for legal fees in the principal amounts of $275,364.28 and $53,503.53, and sign a letter agreement regarding payment of the fees. At the time, Corning was in the midst of negotiating several significant transactions and the prior board decided to issue the notes to retain Rich May’s representation. The current board had concerns about the propriety of the notes when it learned of them and entered into discussions with Rich May to resolve the matter. Because of these concerns, we have not made payments required by both notes and on February 13, 2007, Rich May filed suit against Corning in Suffolk Superior Court in Suffolk County, Massachusetts, to
V 216-736-7215
F 216-621-6536
E cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216-696-8700
www.kjk.com

collect on the notes (Civil Action No. 07-0666 B.L.S.). We filed to remove the case to the United States District Court of Massachusetts on March 5, 2007 (Case No. 1:07-CV-10443-WGY). We intend to defend this suit vigorously and on March 27, 2007 filed our answer and counterclaim alleging several affirmative defenses to Rich May’s claim and bringing counterclaims against the firm for legal malpractice and breach of fiduciary duty. Rich May has not yet responded to our counterclaims. Although we feel strongly that we have valid defenses to Rich May’s claims, litigation is inherently uncertain and we cannot predict the outcome of this dispute.
Corning believes this disclosure is completely factually accurate. If necessary, I can provide you with a list of contacts initiated by Corning with Rich May before the suit was filed.
     Please let me know if we can provide you with any further information regarding this matter. You can reach me at 216-736-7215. If you get my voice mail, please feel free to dial zero and ask to have me paged. Given the company’s desire to proceed with the annual meeting and your schedule, we would like to resolve this matter today if at all possible. Thank you for your assistance.
Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert
cc:	Michael I. German Marc C. Krantz Janet L. St. Cyr